Exhibit 21

Name	Jurisdiction
Priority Fulfillment Services, Inc.	Delaware
Priority Fulfillment Services of Canada, Inc.	Ontario
PFSweb BV SPRL (f/k/a Priority Fulfillment Services Europe, B.V.)	Belgium
Business Supplies Distributors Holdings, LLC	Delaware
Supplies Distributors, Inc.	Delaware
Supplies Distributors of Canada, Inc.	Ontario
Supplies Distributors S.A.	Belgium
eCOST.com, Inc.	Delaware
eCOST Philippines Services, LLC	Philippines